Exhibit 99.82

F3 Hits 2.30m >10,000 cps Within 29.5m Radioactivity - 15m Step-Out at Tetra

Kelowna, British Columbia--(Newsfile Corp. - November 10, 2025) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce initial scintillometer results from its ongoing drill program on the Tetra Zone on the Broach Property, including a highly radioactive intercept in PLN25-219A which tested for mineralization in the down plunge direction of PLN25-217 (see NR August 5, 2025) and intersected mineralization over a total of 29.5m, 27.5m of which is continuous and includes 2.30m of >10,000 cps between 396.70m and 407.30m.

Sam Hartmann, Vice President Exploration, commented:

“This fall drill program is intended to confirm the orientation of the shears hosting the Tetra Zone. These initial drill intercepts validate a plunge direction of the uranium mineralization to the northwest, with PLN25-219A successfully intercepting 15m down-plunge from PLN25-217. In terms of radioactivity, this is the strongest result to date at Tetra — very strong radioactivity up to 30,500 cps was hosted in the same altered and sheared gneissic units, exhibiting the usual Tetra Zone alteration features including strong clay, hematite, sericite and bleaching (Image 3). Graphite and sulphides remain totally absent in this system, correlating with the very weak conductive response from ground EM surveys. We will continue drilling this system in both directions — up-plunge and down-plunge. PLN25-218 experienced excessive dip and azimuth deviation and did not intersect the target zone. We are also providing a long- section along the plunge direction, to help visualize these results, please see (Images 2&3) along with the plan map.”

Fall 2025 Handheld Spectrometer Highlights:

Tetra Zone

PLN25-219A (line 11250S):

●	2.0m radioactivity between 384.0m and 386.0m, and

●	27.5m radioactivity between 392.0m and 419.5m, including

○	0.20m of mineralization of > 10,000 cps radioactivity between 396.70 – 396.90m with a peak of 11,000 cps

○	0.35m of mineralization of > 10,000 cps radioactivity between 397.15 – 397.50m with a peak of 22,800 cps

○	0.20m of mineralization of > 10,000 cps radioactivity between 398.00 – 398.20m with a peak of 10,200 cps

○	0.75m of mineralization of > 10,000 cps radioactivity between 398.50 – 399.25m with a peak of 30,500 cps

○	0.20m of mineralization of > 10,000 cps radioactivity between 404.00 – 404.20m with a peak of 12,800 cps

○	0.60m of mineralization of > 10,000 cps radioactivity between 406.70 – 407.30m with a peak of 14,500 cps

Table 1. Drill Hole Summary and Handheld Spectrometer Results

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
PLN25-218	11265S	589358	6398028	582	52	-85	405.50	406.00	0.50	300	158.7	593
							410.00	410.50	0.50	330
							522.00	522.50	0.50	410
							573.50	574.00	0.50	330
PLN25-219	11250S	589375	6398051	582	46	-85	Hole Abandoned				N/A	41
PLN25-219A	11250S	589375	6398051	582	54	-86	384.00	384.50	0.50	490	162.4	500
							384.50	385.00	0.50	900
							385.00	385.50	0.50	1400
							385.50	386.00	0.50	300
							392.00	392.50	0.50	1000
							392.50	393.00	0.50	3000
							393.00	393.50	0.50	<300
							393.50	394.00	0.50	720
							394.00	395.50	1.50	<300
							395.50	396.00	0.50	1400
							396.00	396.50	0.50	1400
							396.50	396.70	0.20	3600
							396.70	396.90	0.20	11000
							396.90	397.00	0.10	2600
							397.00	397.15	0.15	2800
							397.15	397.50	0.35	22800
							397.50	398.00	0.50	2000
							398.00	398.20	0.20	10200
							398.20	398.50	0.30	7200
							398.50	399.00	0.50	30500
							399.00	399.25	0.25	18300
							399.25	399.50	0.25	1700
							399.50	400.00	0.50	9300
							400.00	400.50	0.50	3000
							400.50	401.00	0.50	<300
							401.00	401.50	0.50	320
							401.50	402.00	0.50	490
							402.00	402.50	0.50	860
							402.50	403.00	0.50	380
							403.00	403.50	0.50	730
							403.50	404.00	0.50	3800
							404.00	404.20	0.20	12800
							404.20	404.50	0.30	7300
							404.50	405.00	0.50	4800
							405.00	405.50	0.50	2000
							405.50	406.00	0.50	930
							406.00	406.50	0.50	1900
							406.50	406.70	0.20	3100
							406.70	407.00	0.30	12100
							407.00	407.30	0.30	14500
							407.30	407.50	0.20	3200
							407.50	408.00	0.50	1500
							408.00	408.50	0.50	540
							408.50	409.00	0.50	550
							409.00	409.50	0.50	<300
							409.50	410.00	0.50	730
							410.00	410.50	0.50	<300
							410.50	411.00	0.50	540
							411.00	411.50	0.50	690
							411.50	412.00	0.50	1700
							412.00	412.50	0.50	2100
							412.50	413.00	0.50	490
							413.00	415.00	2.00	<300
							415.00	415.50	0.50	1400
							415.50	416.00	0.50	1100
							416.00	416.50	0.50	1100
							416.50	418.00	1.50	<300
							418.00	418.50	0.50	350
							418.50	419.00	0.50	1900
							419.00	419.50	0.50	340

Handheld spectrometer composite parameters:

1:	Minimum Thickness of 0.5m

2:	CPS Cut-Off of 300 counts per second

3:	Maximum Internal Dilution of 2.0m

Map 1. Tetra Zone Drill Holes with Scintillometer Results

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8110/273772_dd18082434e1da4f_002full.jpg

A
A'
600
500
400
300
200
100
0
PLN25-219
PLN25-217
PLN25-214
PLN25-211
PLN25-212
PLN25-218
0 35 70
Meters
Drill Hole Collar
End of Hole
Envelope Entry & Exit Point
Drill Holes
Geologic Interpretation
Basement
Tetra Zone Target
Athabasca Unconformity
Overburden
Lodgement Till
Mudstone
Sandstone
Scintillometer Reading RS-125
300 - 500
500 - 1000
1000 - 2500
2500 - 5000
5000 - 10,000
10,000 - 65,535
>65,535
F3 URANIUM
Broach Lake
Tetra Zone
Long Section
Looking 33° 50m wide envelope

Image 1. Tetra Zone Scintillometer Results – Long Section – A-A’

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8110/273772_dd18082434e1da4f_003full.jpg

B
B'
0
600
500
400
300
200
100
0
PLN25-218
PLN25-219
PLN25-219A
0 35 70
Meters
Drill Hole Collar
End of Hole
Envelope Entry & Exit Point
Drill Holes
Geologic Interpretation
Orthogneiss
Diorite
Tetra Shear Zone
Athabasca Unconformity
Overburden
Lodgement Till
Mudstone
Sandstone
Scintillometer Reading RS-125
300 - 500
500 - 1000
1000 - 2500
2500 - 5000
5000 - 10,000
10,000 - 65,535
>65,535
F3 URANIUM
Broach Lake
Tetra Zone
Cross Section Line 11250S
Looking 324° 40m wide envelope

Image 2. Tetra Zone Scintillometer Results – Cross Section Line 11250S – B-B’

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8110/273772_dd18082434e1da4f_004full.jpg

Image 3. Tetra Zone – PLN25-219A Mineralized Drillcore

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8110/273772_dd18082434e1da4f_005full.jpg

The natural gamma radiation detected in the drill core, as detailed in this news release, was measured in counts per second (cps) using a handheld Radiation Solutions RS-125 spectrometer which has been calibrated by Radiation Solutions Inc. The Company designates readings exceeding 300 cps on the handheld spectrometer (occasionally referred to as a scintillometer in industry terminology; this stems from historical naming conventions and the shared functionality of detecting gamma radiation between a spectrometer and a scintillometer)—as “anomalous”, readings above 10,000 cps as “highly radioactive”, and readings surpassing 65,535 cps as “off-scale”. However, readers are cautioned that spectrometer or scintillometer measurements often do not directly or consistently correlate with the uranium grades of the rock samples and should be regarded solely as a preliminary indicator of the presence of radioactive materials.

Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as “high grade” and results greater than 20.0 weight % U3O8 as “ultra-high grade”.

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

About the Patterson Lake North Project:

The Company’s 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Paladin’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits, an area poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property hosting the JR Zone Uranium discovery approximately 23km northwest of Paladin’s Triple R deposit, the 19,864-hectare Minto Property, and the 19,022-hectare Broach Property hosting the Tetra Zone, F3’s newest discovery 13km south of the JR Zone. All three properties comprising the PLN Project are accessed by Provincial Highway 955.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has reviewed and approved the data disclosed.

This news release may refer to neighboring properties in which F3 Uranium has no interest, and the Qualified Person has been unable to verify the information from those properties. Mineralization on those neighboring properties is not necessarily indicative of mineralization on the PLN Project. For additional information on the PLN Project, please refer to the report titled “Technical Report on the Patterson Lake North Project, Northern Saskatchewan, Canada” prepared by SLR International Corporation with a signing date of January 25, 2023and an effective date of November 20, 2023 available at www.sedarplus.ca, and prepared in accordance with NI 43-101.

About F3 Uranium Corp.:

F3 is a uranium exploration company, focusing on the high-grade JR Zone and new Tetra Zone discovery 13km to the south in the PW area on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R project and NexGen’s Arrow project.

Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/273772